Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

04 JAN 28 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

26th January 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. (202) 942 9624 / 9638
No. of Pages : 2

04012461

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement, replying to a query from the Kuala Lumpur Stock Exchange on the news article appearing in The New Straits Times entitled "Genting, Sime bid for stake in Yallourn Energy" - released on 26th January 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

dlw 1/30

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax: (212) 571-3050

/ggk/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 26-01-2004 05:22:13 PM
Reference No SD-040120-B579E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type	:	○ **Announcement** ● **Reply to query**
Query letter by KLSE reference no.	:	**TH-040120-49743**

* Subject :

Article entitled : "Genting, Sime bid for stake in Yallourn Energy"

* **Contents :-**

We refer to the letter from Malaysia Securities Exchange Berhad ("MSEB") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 20th January 2004 and the news article appearing in page 1 in the Business Times section of The New Straits Times on Tuesday, 20th January 2004, which states that Sime Darby is among the bidders for a A$630 million stake in Yallourn Energy, an Australian power plant owned by CLP Holdings Ltd.

Sime Darby wishes to inform MSEB that it has not submitted a bid for the stake in Yallourn Energy and is not involved in the current auction process being undertaken by CLP Holdings Ltd.

This announcement is dated 26th January 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: